# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Connect Biopharma Holdings Limited, CIK 0001835268
CUSIP: 207523101
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 3580 Carmel Mountain Road, Suite 200, San Diego, California (CA), 92130
Date of event which requires filing of this statement: 07/21/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0002010692
Persons authorized to receive notices and communications: James Huang, Panacea Venture, No. 5, Lane 1350, Fuxing Middle Road, Xuhui District, Shanghai, China (F4), 200031, (86-21) 6176-1101

## Reporting persons
- Panacea Innovation Limited (CIK 0002010692): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 13,950,000; sole dispositive power 0; shared dispositive power 13,950,000; aggregate amount beneficially owned 13,950,000 (25.1% of the class)
- Panacea Venture Healthcare Fund II, L.P. (CIK 0001869939): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 13,950,000; sole dispositive power 0; shared dispositive power 13,950,000; aggregate amount beneficially owned 13,950,000 (25.1% of the class)
- Panacea Venture Healthcare Fund II GP Company, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 13,950,000; sole dispositive power 0; shared dispositive power 13,950,000; aggregate amount beneficially owned 13,950,000 (25.1% of the class)
- James Huang (CIK 0001573160): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: other (OO); sole voting power 0; shared voting power 13,950,000; sole dispositive power 0; shared dispositive power 13,950,000; aggregate amount beneficially owned 13,950,000 (25.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: Connect Biopharma Holdings Limited
Address of issuer's principal executive offices: 3580 Carmel Mountain Road, Suite 200, San Diego, California (CA), 92130
Comment: This Amendment No. 3 to Schedule 13D (this "Amendment No. 3") amends and supplements the Statement on Schedule 13D filed with the United States Securities and Exchange Commission on February 13, 2024 (as amended to date, the "Schedule 13D"), relating to the Ordinary Shares, par value $0.000174 per share (the "Ordinary Shares") of Connect Biopharma Holdings Limited (the "Issuer"). There is no CUSIP number assigned to the Ordinary Shares of the Issuer. CUSIP number 207523101 has been assigned to the American Depositary Shares of the Issuer ("ADSs"). Each ADS represents one Ordinary Share. Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

Since July 1, 2024, Panacea Venture Healthcare Fund II, L.P. has purchased 540,000 American Depositary Shares (each representing one Ordinary Share) in a series of open market transactions at a weighted average price of $1.3621 per American Depositary Share. Panacea Venture Healthcare Fund II, L.P. obtained the funds used to purchase the Ordinary Shares through capital contributions from its partners.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
The information contained on the cover pages to this Schedule 13D is incorporated by reference into this Item 5.

The ownership information presented herein represents beneficial ownership of Ordinary Shares as of the date of this filing, based upon 55,561,056 Ordinary Shares outstanding as of April 30, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 15, 2025.

Panacea Venture Healthcare Fund II, L.P. is the record holder of the Ordinary Shares reported herein. James Huang is the sole owner of Panacea Innovation Limited, which is the sole owner of Panacea Venture Healthcare Fund II GP Company, Ltd., which is the general partner of Panacea Venture Healthcare Fund II, L.P. As a result, each of the Reporting Persons may be deemed to share beneficial ownership of the Ordinary Shares directly reported herein, but each disclaims such beneficial ownership.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages to this Schedule 13D is incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days:
During the past 60 days, Panacea Venture Healthcare Fund II, L.P. purchased 170,000 American Depositary Shares (each representing one Ordinary Share) in open market transactions on the Nasdaq Global Market. Details by date, listing the number of American Depositary Shares acquired and the weighted average price per share for transactions that were effected during the past sixty days are provided below. The Reporting Persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, the Issuer, or a security holder of the Issuer, full information regarding the number of shares purchased at each separate price for this transaction.

July 11, 2025

25,000 American Depositary Shares acquired

$1.3615 Weighted Average Price per Share

July 14, 2025

20,000 American Depositary Shares acquired

$1.4069 Weighted Average Price per Share

July 17, 2025

125,000 American Depositary Shares acquired

$1.7201 Weighted Average Price per Share
Other persons with the right to receive dividends or sale proceeds: None
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Panacea Innovation Limited: /s/ James Huang, James Huang, Founding Managing Partner (07/21/2025)
- Panacea Venture Healthcare Fund II, L.P.: By: Panacea Venture Healthcare Fund II GP Company, Ltd., its general partner, By: Panacea Innovation Limited, its sole owner, /s/ James Huang, James Huang, Founding Managing Partner (07/21/2025)
- Panacea Venture Healthcare Fund II GP Company, Ltd.: By: Panacea Innovation Limited, its sole owner, /s/ James Huang, James Huang, Founding Managing Partner (07/21/2025)
- James Huang: /s/ James Huang, James Huang (07/21/2025)